UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Breitburn Energy Partners LP
(Name of Issuer)
Common Shares
(Title of Class of Securities)
106776107
(CUSIP Number)
11/30/2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


SCHEDULE 13G
CUSIP No.
106776107

1
Names of Reporting Persons

Akanthos Capital Management, LLC
2
Check the appropriate box if a member of a Group (see instructions)

(a) [_]
(b) [X]
3
Sec Use Only


4
Citizenship or Place of Organization

State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  11,159,900 (see Note to Item 4 below)

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  11,159,900 (see Note to Item 4 below)

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

11,159,900 (see Note to Item 4 below)
10
Check box if the aggregate amount in row (9) excludes certain shares

[ ]
11
Percent of class represented by amount in row (9)

5.22%
12
Type of Reporting Person (See Instructions)

IA


Item 1.
(a)	Name of Issuer: Breitburn Energy Partners LP
(b)	Address of Issuer's Principal Executive Offices:
	707 Wilshire Boulevard, 46th Floor
	Los Angeles, CA 90017
Item 2.
(a) Name of Person Filing: Akanthos Capital Management, LLC
(b) Address of Principal Business Office or, if None, Residence:
21700 Oxnard Street, Suite 1730
Woodland Hills, CA 91367
(c) Citizenship:	Delaware LLC
(d) Title and Class of Securities: Common Shares
(e) CUSIP No.:	106776107
Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:
 (e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
Item 4.	Ownership
(a)	Amount Beneficially Owned:  11,159,900 (see Note below)
 (b)	Percent of Class:  5.22
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 11,159,900 (see Note below)
	(ii)	Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of:
11,159,900 (see Note below)
(iv) Shared power to dispose or to direct the disposition of: 0
NOTE: Akanthos Capital Management, LLC ("Akanthos"), an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and mange onshore and offshore investment funds and separate managed accounts. In its role as an investment advisor, or manager,
Akanthos possesses voting and/or investment power over the securities of the
Issuer described in this schedule that are owned by the Funds.  All securities reported in this schedule are owned by the Funds. Akanthos disclaims beneficial ownership of such securities.
Item 5.	Ownership of Five Percent or Less of a Class.
   Not Applicable
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	All securities reported in this schedule are owned by Akanthos advisory clients, none of which to Akanthos' knowledge owns more than 5% of the class. Akanthos itself disclaims beneficial ownership of all such securities.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
	Not Applicable
Item 8.	Identification and classification of members of the group.
	Not Applicable
Item 9.	Notice of Dissolution of Group.
	Not Applicable
Item 10.	Certifications.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
Dated:January 18, 2017
/s/ Michael Kao
Michael Kao, CEO
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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